Exhibit 3.1

AMENDMENT

TO

RESTATED BY-LAWS

OF

COMPUTER TASK GROUP, INCORPORATED

The Restated By-laws of Computer Task Group, Incorporated (the “Corporation”) are hereby amended to add a new Article VIII (Dispute Resolution) to read as follows:

“

ARTICLE VIII

Dispute Resolution

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the New York Business Corporation Law or the Certificate of Incorporation or By-laws of the Corporation (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the New York State Supreme Court for the County of Erie within the State of New York (or, if the New York State Supreme Court does not have jurisdiction, the United States District Court for the Western District of New York (Buffalo Division)), in all cases subject to the court’s having personal jurisdiction over any indispensable parties named as defendants. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity owning, purchasing or otherwise acquiring interest in shares of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.”

The foregoing amendment to the Restated By-laws of the Corporation, as amended, was adopted by the Board of Directors of the Corporation pursuant to Article VII, Section 3 of the Restated By-laws of the Corporation, as amended, on February 18, 2016.